Exhibit 99.2

©2021 Kornit Di gital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Q3 2021 EARNINGS CALL SUPPORTING SLIDES

©2021 Kornit Digital. All rights reserved. SAFE HARBOR 2 This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 25 , 2021 , including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

©2021 Kor nit Digital. All rights reserved. 3 Ronen Samuel CEO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev ON TODAY’S CALL Andrew Backman Global Head of IR

©2021 Kornit Di gital. All rights reserved. BUSINESS HIGHLIGHTS 4 RONEN SAMUEL Chief Executive Officer

©2021 Kornit Digital. All rights reserved. © 202 1 Kornit Digital. All rights reserved. 5

©2021 Kornit Digital. All rights reserved. 6 PHENOMENAL QUARTER • Record revenues; Strong operating margins; Very good cash flow from operations; Solid balance sheet • Revenues increased 51% year - over - year » Record quarter for all regions; Very strong growth in North America and Asia Pacific » Great mix of sales across systems, consumables, and services • Impact of the warrants this quarter associated with our global strategic account was higher than historical quarters due to their continued growth and global expansion » We expect to see continued accelerated growth with this strategic account

©2021 Kornit Digital. All rights reserved. 7

BUSINESS ACTIVITY

- Presto Max introduced; Will transform how textiles are manufactured
  - Breaks the barriers between imagination and physical applications
  - Unique groundbreaking capabilities like white printing on colored fabrics, neon colors and Kornit's XDi technology for 3D decorative applications
  - Showcased in LA; Strong order pipeline
- Began shipping Atlas Max in 3Q21; Customer feedback extremely positive
- Gearing-up to start executing in Q122 on Atlas fleets, including MAX, XDI, next generation pallets and automated robotic garments handling system
  - Expect them to have a material contribution to our business throughout next year
- Also being released in early 2022, will be our new Atlas Poly which will completely transform the sports apparel and athleisure segments of the market
- We will also release our first of its kind Quest quality control solution



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©2021 Kornit Digital. All rights reserved.

Kornit Digital

©2021 Kornit Digital. All rights reserved. BUSINESS ACTIVITY • Tremendous third quarter and first nine months of the year • Currently focused on closing the year strong and supporting our customers to ensure they’re ready for a successful peak season • Gearing up for what we expect to be an amazing 2022 for the Company • Based on our strong momentum, expect to end 2021 with over 65% revenue growth year - over - year

©2021 Kornit Di gital. All rights reserved. FINANCIAL HIGHLIGHTS 11 ALON ROZNER Chief Financial Officer

12 ©2021 Kornit Digital. All rights reserved. QUARTERLY REVENUES • Revenue of $86.7 million vs. $57.4 million in prior year, an increase of 51% YoY and an increase of 6% QoQ • Service revenue of $10.1 million accounting for 12% of revenues compared to $8.1 in prior year • 10 largest accounts represented 65.5% of revenues compared to 58.3% in prior year Geographic Revenue Split

13 ©2021 Kornit Digital. All rights reserved. QUARTERLY GROSS MARGIN AND OPEX Non GAAP Operating Expenses (% of Revenue) Q3 2021 Q3 2020 Research & Development 12.4% 13.8% Sales & Marketing 16.6% 13.5% General & Administrative 8.9% 9.6% Total Operating Expenses 37.9% 36.9% • Non - GAAP gross margin of 47.8% decreased slightly from 48.1% in Q3 2020 • Non - GAAP operating expenses of $32.9 million compared to $21.2 in the previous year

14 ©2021 Kornit Digital. All rights reserved. QUARTERLY P&L KPI Q 3 2021 Q 3 2020 Non - GAAP Operating Income $ 8 .6 $6.5 Non - GAAP Net Income $ 1 1.5 $7.7 Non - GAAP Diluted EPS $ 0.24 $ 0.18 GAAP Net Income $3.9 $3.9 GAAP Diluted EPS $ 0.08 $ 0.09 Adjusted EBITDA $ 1 8 .0 $9.4 $ in millions except per share amounts

15 ©2021 Kornit Digital. All rights reserved. QUARTERLY BALANCE SHEET AND CASH FLOW Cash from Operating Activities Balance Sheet $ in millions $ in millions Q3 2021 Q2 2021 Q3 2020 Cash, Deposits & Marketable Securities $ 4 5 7 .5 $441.8 $405.3 Accounts Recievable $ 4 9 . 9 $62.7 $49.7 Inventory $ 5 5 . 3 $52.6 $46.3 Trade Payable $ 3 0 . 6 $31.4 $24.8 Net Working Capital $ 3 8 8 .9 $398.6 $388.7

16 ©2021 Kornit Digital. All rights reserved. Q4 2021 GUIDANCE* *We assume zero impact of warrants on revenue and operating margin for the purposes of guidance • Revenue is expected to be between $89 million to $93 million • Non - GAAP operating income is expected to be between 13% to 15% of revenue

©2021 Kornit Di gital. All rights reserved. Closing Remarks 17 RONEN SAMUEL Chief Executive Officer

©2021 Kornit Digital. All rights reserved. 18

©2021 Kornit Digital. All rights reserved. 19

©2021 Kornit Digital. All rights reserved. THANK YOU OUR VISION CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXPRESS THEIR IDENTITIES, ONE IMPRESSION AT A TIME